Exhibit 99.5


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              ELBIT MEDICAL AND ELSCINT BID FOR TELEVISION LICENSE

        JOINT VENTURE WITH TAYA GROUP SUBMITS BID FOR LICENSE TO OPERATE
                          ISRAEL'S CHANNEL 2 TV STATION


Tel-Aviv, Israel - February 2, 2005 - Elbit Medical Imaging Ltd. (NYSE: EMITF) ("EMI") today announced that, further to its announcement of November 30, 2004 regarding the joint participation of the Company and Elscint Ltd., a controlled subsidiary of the Company ("Elscint"), in a joint venture company ("Canne"); on January 31, 2005 Canne submitted its bid in the tender published by the Second Television and Radio Authority for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10-year period commencing November 2005.

Pursuant to the Term Sheet dated November 29, 2004 ("Term Sheet") EMI and Elscint each acquired 25% of Canne, while Taya Communications Ltd., a public company traded on the Tel Aviv Stock Exchange and the owner and operator inter alia of television studios and media marketing companies ("Taya"), acquired the remaining 50%.

Within the framework of the tender bid and the resolution of the Board of Directors dated November 28, 2004, EMI and Elscint have undertaken to make available to Canne credits and guarantees and to finance working capital and other liabilities, up to an aggregate amount of NIS 32.5 million (approximately $7.5 million), as required, if the tender bid is successful.

EMI and Elscint have a right, for the period of 12 months after the commencement of broadcasting by Canne, to convert their holdings in Canne to shares in Taya under certain agreed conditions.

Pursuant to the Term Sheet, the parties also agreed to nominate Mr. Oren Most as General Manager of Canne on terms agreed in principle between Mr. Most and Taya. On January 27, 2005, Canne signed an employment agreement with Mr. Most adopting the above terms.

In addition, the Term Sheet provides that EMI and Elscint will each bear 25% of the financial cost to be incurred by Taya deriving from: (a) 2.5% of the outstanding shares of Canne allotted to Mr. Most by Taya, whether by way of dividends or upon divestment; and (b) the exercise by Mr. Most of certain options awarded to him by Taya to acquire shares in Taya, up to a maximum amount of NIS 500,000 ($116,500) each.

About Elbit Medical Imaging
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers;


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the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                          Investor Contact:
----------------                          -----------------
Mr. Marc Lavine                           Rachel Levine
+011-972-3-6086000                        The Anne McBride Company
                                          +1-212-983-1702 x207
                                          rlevine@annemcbride.com
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